EXECUTION COPY

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

Commission File Number: 0-27400

CINRAM INTERNATIONAL INC.

2255 Markam Road
Scarborough, Ontario
M1B 2W3

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ______ Form 40-F ___X___

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CINRAM INTERNATIONAL INC.

By: ____________________________

Name: Lewis Ritchie
Title: Executive Vice-President
Finance and Adminstration

Dated : May 27, 2002

EXHIBIT INDEX

EXHIBIT 1


CINRAM FIRST QUARTER REPORT 2002
First quarter ended March 31, 2002 and 2001
cinram

CINRAM ANNOUNCES 2002 FIRST QUARTER RESULTS

In the first quarter of 2002, earnings before interest expense, investment income and income taxes increased to $6.2 million, compared to $0.6 million in the same period last year. Net earnings for the 2002 first quarter increased to $4.0 million or $0.07 per share, compared to nil or $0.00 per share in the prior year.

While net sales for the 2002 first quarter increased in Canada and the United States by 2% and 5% respectively, overall sales declined by 2% to $181.4 million from $184.2 million in the prior year period, resulting from lower European sales. In Europe, shipments for CDs, audio cassettes and VHS video cassettes declined, with no corresponding increase in DVD shipments. The increase in North American sales was driven by DVD shipments, as revenues from this format increased by 144%, as consumer demand for this product continues to grow.

DVD entertainment represents the fastest growing opportunity for Cinram and potential for improved profits going forward. Currently, industry sources indicate a 25% penetration rate for DVD players in the North American market and 2002 is the year when the DVD format is forecast to begin outselling VHS. Last month, we signed an exclusive DVD supply agreement with a second US Hollywood studio and the Company continues to seek new business opportunities in the form of supply agreements to increase DVD market share.

In both Canada and the United States, increased revenue was partially offset by declining shipments for CDs, audio cassettes and VHS video cassettes. In Europe, revenue declines were due to lower unit shipments.

Gross profit for the 2002 first quarter increased to $24.9 million from $24.1 million during the same period last year. As a percentage of sales, gross profit increased to 14% in the 2002 first quarter, compared to 13% in the prior year first quarter. The increase in gross profit resulted from a shift in product mix to DVDs, lower raw material costs and overhead efficiencies, offset by lower selling prices in all media formats.

Selling, general and administrative expenses for the 2002 first quarter decreased to $18.2 million from $21.6 million during the same period last year, a result of the Company's ongoing restructuring initiatives announced over the past few years. Selling, general and administrative expenses were lower across all regions, especially Europe where staffing levels have been reduced and cost control measures have been implemented.

The Company's restructuring plans announced at the end of 2001 were substantially completed during the 2002 first quarter. These steps have allowed Cinram to add DVD capacity at the Alabama facility while centralizing CD replication at our facility in Indiana. Now that the Alabama facility expansion is complete, labour and overhead efficiencies are expected to reach targeted levels once new distribution automation equipment becomes operational later this year.

DIVIDEND

The Board of Directors has declared a quarterly dividend of $0.02 per share, payable on June 30, 2002 to the shareholders of record at the close of business on June 15, 2002.

2002 OUTLOOK

Based on current sales activity, Cinram anticipates second quarter results will be similar to results achieved during the 2002 first quarter, led by the anticipated growth in DVD revenue.

The second half of the year is traditionally stronger than the first half since a greater proportion of new releases are launched in the fall and Christmas season. Management expects that this factor, together with the growing popularity of the DVD format, will result in improved performance.

ABOUT CINRAM INTERNATIONAL

Cinram International Inc. is one of the world's largest independent providers of pre-recorded multimedia products and logistic services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, music cassettes and CD-ROM for motion picture studios, music labels, publishers and computer software companies around the world. Since its inception, the Company has continuously demonstrated its ability to evolve with changes in technology and consumer preferences.

CINRAM INTERNATIONAL INC. FORWARD-LOOKING STATEMENTS

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Company's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Company to implement its business strategy; the Company's ability to retain major customers and participate in such customer's migration from VHS and audio formats to DVD; the Company's ability to invest successfully in new technologies; and other factors which are described in the Company's filings with the Securities and Exchange Commission.

Isidore Philosophe

Chairman and Chief Executive Officer

2002 MANAGEMENT'S DISCUSSION AND ANALYSIS

This interim Management Discussion and Analysis ("MD&A") should be read in conjunction with the MD&A in the Company's Annual Report for the year ended December 31, 2001. External economic and industry factors remain substantially unchanged, unless otherwise stated.

OVERVIEW

Net earnings for the first quarter of 2002 increased from prior year levels, and were ahead of internal expectations. Several factors had a positive impact on the Company's first quarter 2002 results, including an increase in DVD unit shipments across all regions, along with cost reductions associated with the Company's restructuring programs.

REVENUE

2002 first quarter revenue decreased 2% to $181.4 million, from $184.2 million in the prior year period. Consolidated multimedia units shipped declined by 8% during the 2002 first quarter as higher DVD unit shipments were offset by unit declines for CDs, audio cassettes and VHS video cassettes versus the comparable prior year period. Furthermore, the Company experienced lower average selling prices for all media formats during the first quarter of 2002 as compared to the prior year period.

2002 first quarter revenue from the home video replication/duplication segment increased to $111.6 million from $101.0 million in the prior year period. DVD revenue increased by 144% in the 2002 first quarter as consumer demand for this product continues to grow in both North America and Europe. The growth in DVD demand during the first quarter of 2002 was offset by a 20% decrease in VHS video cassette revenue, a result of lower selling prices for this format combined with sales of DVDs replacing sales of VHS video cassettes.

2002 first quarter revenue from the audio/ROM replication/duplication segment decreased to $52.2 million from $71.3 million in the prior year period. Audio CD revenue decreased 24%, resulting from the continued decline in price combined with a lack of hit releases. CD-ROM revenue for the first quarter of 2002 decreased 31% from the first quarter of last year resulting from a decrease in demand from the internet service provider market. Audio cassette revenue decreased 20% in the first quarter of 2002 compared to the prior year period, as sales for this format continue to decline throughout the industry.

Distribution services revenue (included in "other" segment) increased to $12.1 million during the first quarter of 2002, up from $7.3 million in the prior year period. The growth in distribution service revenue is expected to continue as customers seek to offload their distribution requirements to manufacturers such as Cinram.

GEOGRAPHIC SEGMENTS

North America

North American revenue increased 3% to $135.9 million in the first quarter of 2002, up from $131.6 million in the first quarter of 2001, driven by growth in the United States.

In the United States, revenue increased 5% in 2002 from the first quarter of 2001, reflecting higher DVD unit shipments, combined with an increase in distribution services revenue. The Company expects this trend to continue given the growth in consumer demand for DVDs. During the 2002 first quarter, increased DVD revenue was partially offset by revenue declines for CD, audio cassette and VHS video cassette. During the first quarter of 2002, U.S. revenues represented 55% of consolidated revenues, an increase from 51% in the prior year.

In Canada, 2002 first quarter revenue increased 2%, reflecting higher DVD unit shipments, partially offset by unit declines for CDs, audio cassettes and VHS video cassettes combined with lower selling prices. During the first quarter of 2002, revenues from Canadian operations represented 18% of consolidated revenues, consistent with the prior year.

In Mexico, 2002 first quarter revenue decreased 12% from the prior year, resulting from declining unit sales for both CDs and audio cassettes. The Company expects the decline in sales will be reversed during the second quarter of 2002 as an exclusive supply agreement has recently been signed with a CD-ROM customer. This region represented 2% of consolidated sales during the first quarter of 2002, slightly lower than prior year.

Europe

In Europe, revenue decreased 14% to $45.5 million in the first quarter of 2002, down from $52.6 million in the prior year comparable period as the Company experienced lower selling prices and unit shipments for all formats except DVD. During the first quarter of 2002, European revenues represented 25% of consolidated revenues, down from 29% in the prior year.

In terms of individual territories, revenue in the UK decreased by 10% in the first quarter of 2002 as unit shipments of VHS video cassettes declined, combined with lower average sales prices.

In France, 2002 first quarter revenue decreased by 14% in comparison to prior year levels, due to declines in both CDs and VHS video cassettes, combined with lower average selling prices.

In the Netherlands, revenue fell by 16% compared to the prior year period, resulting from declines in audio cassette shipments, and price erosion across all product formats. The decrease in average selling prices was partially offset by increased unit shipments of CDs and video cassettes.

INDUSTRY SEGMENTS

Revenue from Cinram's audio/ROM segment, consisting of audio CD, CD-ROM and audiocassette, totaled $52.2 million in the first quarter of 2002, decreasing from $71.3 million in the prior year comparable period. This segment accounted for 29% of consolidated revenue during the 2002 quarter, a decrease from 39% in the prior year, as the Company experienced reduced unit sales for audio CDs, CD-ROM and audio cassette.

Audio CD revenue decreased 24% in the first quarter of 2002 from the prior year comparable period, as the lack of music releases continues to impact unit sales for the Company. CD-ROM revenue decreased 31% during the 2002 first quarter compared to the prior year period, driven by a decrease in business associated with the internet service provider market. Audio cassette revenue decreased 20% in the 2002 first quarter, consistent with industry performance for this format.

Cinram's home video segment, consisting of DVDs and VHS videocassettes, represented $111.6 million of revenue in the 2002 first quarter, increasing from $101.0 million in the prior year comparable period. This segment accounted for 62% of consolidated revenue, an increase from 55% in the prior year, due to the growing consumer demand for the DVD format.

DVD revenue increased 144% from the prior year, reflecting increased demand for this product across all regions, especially in the United States. DVD revenue represents approximately 25% of consolidated revenue in the first quarter of 2002, up from 10% in the first quarter of 2001.

Video cassette revenue decreased by 20% to $63.5 million in the first quarter of 2002, down from $78.9 million in the first quarter of last year, reflecting a decrease in unit shipments and selling prices for both North America and Europe. VHS video cassette revenue represents 35% of consolidated revenue for the first quarter of 2002, down from 43% in the prior year period.

Distribution and fulfillment services revenue (included in "other" segment) increased to $12.1 million in the first quarter of 2002, up from $7.3 million in the first quarter of 2001. The Company provides these services in addition to manufacturing, as these services will continue to be a key driver of business, as well as a major influence in the Company's ability to secure new major contracts. Distribution and fulfillment services revenue represents 7% of consolidated revenue in 2002, up from 4% in the first quarter of 2001. While distribution and fulfillment services do not yet represent a profitable business, management is actively working to reduce costs and improve efficiency to achieve profit contribution.

GROSS PROFIT

Gross profit was $24.9 million for the 2002 first quarter, compared to $24.1 million in the prior year comparable period. As a percentage of sales, gross profit increased slightly to 14%, compared to 13% over the past two years. While the Company experienced lower revenues during the first quarter of 2002, it was able to mitigate the impact on gross profit through a shift in product mix towards DVDs which provide higher gross margins on a per unit basis, lower material costs and improved overhead efficiencies.

Amortization expense from capital assets increased to $15.9 million in the 2002 first quarter, compared to $15.3 million in the comparable prior year period, driven by the increase in capital expenditures over the past few years.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses decreased by $3.4 million to $18.2 million in the first quarter of 2002, compared to $21.6 million in the prior year. As a percentage of sales, selling, general and administrative expenses decreased to 10% in the 2002 first quarter, compared to 12% in the prior year period. Selling, general and administrative expenses were lower across all regions given the cost controls implemented as part of the restructuring initiatives over the past few years.

INTEREST EXPENSE

Interest expense decreased to $1.3 million in the first quarter of 2002, compared to $2.3 million in 2001 as the Company paid down operating loans and long-term debt towards the end of 2001 and in early 2002.

INVESTMENT INCOME

Investment income decreased to $0.6 million in the first quarter of 2002, compared to $1.8 million in the first quarter of 2001, resulting from lower interest rates combined with lower average cash balances.

INCOME TAXES

The Company's effective tax rate for the first quarter of 2002 is 28%, compared to an effective rate of 38% in the comparable prior year period. The decrease in the effective rate is due to lower tax rates in several jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2002, the Company's net cash position, consisting of cash and cash equivalents less bank operating loans and long-term debt, was $98.7 million compared to $42.4 million at December 31, 2001. This increase in the net cash position is the result of cash flow from operations during the first quarter of 2002 and lower capital asset additions. Given the seasonality of the business, the Company's cash position will decrease during the remainder of 2002 as significant capital expenditures are anticipated and working capital requirements increase.

The Company's working capital position was $134.0 million at the end of the 2002 first quarter, up from $121.4 million as at December 31, 2001. Earnings before interest expense, investment income and income taxes was $6.2 million during the 2002 first quarter, compared to $0.6 million in the first quarter of 2001.

During the first quarter of 2002, Cinram invested $4.4 million in capital assets, with the majority incurred at our facility in Huntsville, Alabama. At this facility, Cinram added DVD capacity and automation equipment for distribution services.

RISKS AND UNCERTAINTIES

The risks and uncertainties faced by the Company are substantially the same as those disclosed in the MD&A section of its December 31, 2001 Annual Report.

CONSOLIDATED BALANCE SHEETS

(stated in thousands of Canadian dollars)

March 31, 2002 and December 31, 2001	**(unaudited)** **2002**	2001
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 137,890**	$ 91,879
Accounts receivable	**156,162**	244,828
Inventories	**36,281**	38,758
Prepaid expenses	**14,334**	8,331
Future income taxes	**7,835**	7,827
	352,502	391,623
Capital assets	**286,647**	296,205
Assets under capital lease	**18,707**	19,501
Goodwill	**6,854**	6,805
Other assets	**17,538**	20,638
Future income taxes	**612**	612
	$ 682,860	$ 735,384
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank operating loans	**$ -**	$ 8,254
Accounts payable and accrued liabilities	**203,798**	243,387
Income taxes payable	**6,021**	10,205
Current portion of long-term debt	**7,524**	6,988
Current portion of obligations under capital leases	**1,191**	1,357
	218,534	270,191
Long-term debt	**31,682**	34,231
Obligations under capital leases	**14,842**	15,333
Future income taxes	**16,981**	17,030
Shareholders' equity:		
Capital stock (note 2)	**238,697**	238,465
Contributed surplus	**182**	182
Retained earnings	**146,557**	143,670
Foreign currency translation adjustment	**15,385**	16,282
	400,821	398,599
	$ 682,860	$ 735,384

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, stated in thousands of Canadian dollars, except per share amounts)

Three months ended March 31, 2002 and 2001	2002	2001
Net sales	$ 181,433	$ 184,203
Cost of goods sold	156,512	160,123
Gross profit	24,921	24,080
Selling, general and administrative expenses	18,204	21,608
Goodwill amortization	–	616
Research and development	–	99
Exchange loss on foreign currency balances	531	1,178
	18,735	23,501
Earnings before interest expense, investment income and income taxes	6,186	579
Interest expense on long-term debt	727	891
Interest expense on capital leases	221	329
Interest expense - other	349	1,123
Investment (income)	(644)	(1,804)
Earnings before income taxes	5,533	40
Income taxes	1,548	15
Net earnings	3,985	25
Retained earnings, beginning of quarter	143,669	123,090
Dividends declared	(1,097)	(1,099)
Retained earnings, end of quarter	$ 146,557	$ 122,016
Net earnings per share	$ 0.07	$ 0.00
Diluted net earnings per share	0.07	0.00

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, stated in thousands of Canadian dollars)

Three months ended March 31, 2002 and 2001	2002	2001
Cash provided by (used in):		
Operations:		
Net earnings	$ 3,985	$ 25
Items not involving cash:		
Amortization	15,999	15,944
Unrealized foreign exchange (gain) loss	(63)	4,488
Net change in non-cash working capital	38,881	(34,285)
	58,802	(13,828)
Financing:		
(Decrease) increase in bank operating loans	(8,517)	16,649
Decrease in long-term debt	(2,159)	(525)
Decrease in obligations under capital lease	(850)	(413)
Issuance of common shares	232	–
Purchase for cancellation of common shares	–	(253)
Dividend paid	(1,097)	(1,099)
	(12,391)	14,359
Investments:		
Purchase of capital assets	(4,387)	(20,462)
Decrease in other assets	3,100	4,680
	(1,287)	(15,782)
Foreign exchange loss on cash held in foreign currencies	887	(6)
Increase (decrease) in cash and cash equivalents	46,011	(15,257)
Cash and cash equivalents, beginning of quarter	91,879	125,972
Cash and cash equivalents, end of quarter	$ 137,890	$ 110,715
Supplemental Cash Flow Information:		
Interest paid	$ 978	$ 2,625
Income taxes paid	5,861	2,428

See accompanying notes to consolidated financial statements.

(unaudited, stated in thousands of Canadian dollars, except common shares and per share information)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

These interim unaudited consolidated financial statements do not contain all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements, and accordingly, the unaudited consolidated financial statements should be read in conjunction with the most recently prepared annual consolidated financial statements for the year ended December 31, 2001.

These unaudited interim consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of March 31, 2002 and the results of operations and cash flows for the three months then ended.

The Company's business follows a seasonal pattern, with pre-recorded media sales traditionally being higher in the fourth quarter than in other quarterly periods due to consumer holiday buying patterns. As a result, a disproportionate portion of total revenues is typically earned in the fourth quarter. The business seasonality results in performance for the first quarter ended March 31, 2002, which is not necessarily indicative of performance for the balance of the year.

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP and are based upon accounting principles consistent with those used and described in note 1 to the December 31, 2001 audited consolidated financial statements, except as follows:

(a) Goodwill:

In September 2001, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062"). Section 3062 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually by comparing the carrying value to the respective fair value. Section 3062 also requires that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying values. The Company has adopted the provisions of Section 3062, effective January 1, 2002. In connection with Section 3062's transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of January 1, 2002. The Company has up to six months to determine the fair value of its reporting units and compare that to the carrying amounts of its reporting units.

To the extent a reporting unit's carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. This second step is to be completed no later than December 31, 2002. Any transitional impairment will be recognized as an effect of a change in accounting policy and will be charged to opening retained earnings as of January 1, 2002. Upon adoption of Section 3062 on January 1, 2002, the Company determined that there are no intangible assets relating to previous acquisitions that need to be reclassified and accounted for apart from goodwill. Because of the extensive effort needed to comply with adopting section 3062, the

(unaudited, stated in thousands of Canadian dollars)

Company has not estimated the impact of this Section on its financial statements, beyond discontinuing goodwill amortization and assessing the classification of intangibles. The change to a methodology that assesses fair value by reporting unit could result in an impairment charge.

Effective January 1, 2002, the Company had unamortized goodwill of $6,805, which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change is as follows:

	Three months ended March 31, 2002	Three months ended March 31, 2001
Net earnings	**$ 3,985**	$ 25
Add back goodwill amortization	**-**	616
Net earnings before goodwill amortization	**$ 3,985**	$ 641
Basic earnings per share:		
Net earnings	**$ 0.07**	$ 0.00
Net earnings before goodwill amortization	**0.07**	0.01
Diluted earnings per share:		
Net earnings	**$ 0.07**	$ 0.00
Net earnings before goodwill amortization	**0.07**	0.01

(b) Stock-based compensation:

In December 2001, the CICA issued Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The standard is effective for the Company's fiscal year beginning January 1, 2002 for awards granted on or after that date. The adoption of this standard has no effect on the consolidated financial statements other than additional pro forma disclosures as if the Fair value based accounting method had been used to account for these awards. As no stock options were granted during the three months ended March 31, 2002, no pro forma disclosures have been made.

2 Capital stock:

The following table summarizes information on Capital Stock and related matters at March 31, 2002:

	Outstanding	Exercisable
Warrants	1,700,000	1,700,000
Common shares	54,886,726	54,886,726
Common share stock options	2,550,002	1,677,135

3. Earnings per share:

The reconciliation of the numerator and denominator for the calculation of basic and diluted earnings per share is as follows:

(all figures in 000s)	Three months ended			
		March 31, 2002		March 31, 2001
Income available to common shareholders	**$**	**3,985**	$	25
Basic earnings per share				
Weighted average number of shares outstanding		**54,839**		54,932
Basic earnings per share	**$**	**0.07**	$	0.00
Diluted earnings per share				
Weighted average number of shares outstanding		**54,839**		54,932
Dilutive effect of stock options		**285**		–
Adjusted weighted average number of shares outstanding		**55,124**		54,932
Diluted earnings per share	**$**	**0.07**	$	0.00

(unaudited, stated in thousands of Canadian dollars)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(continued)

4. Segmented information:

The Company has two reportable business segments, being audio/ROM replication/duplication and home video replication/duplication.

The audio replication segment produces audio cassettes, CDs and CD-ROMs and the home video replication/ duplication segment manufactures video cassettes and DVDs.

DVD replication/duplication was previously included in other. Management now considers DVD replication/duplication part of the home video replication/duplication segment. Figures for 2001 have been restated accordingly.

The accounting policies of the segments are the same as those described in the summary of accounting policies to the December 31, 2001 audited consolidated financial statements. The Company evaluates segment performance based on earnings before interest expense, investment income and income taxes.

Industry segments: Three months ended March 31, 2002 and 2001

2002	Audio/ROM replication/ duplication	Home Video replication/ duplication	Other	Total
Revenue from external customers	$ 52,247	$ 111,644	$ 17,542	$ 181,433
Earnings before interest expense, investment income, and income taxes	1,437	4,732	17	6,186
Total assets	194,397	416,188	72,275	682,860
Amortization of capital assets	4,625	9,821	1,553	15,999
Capital expenditures	408	2,377	1,602	4,387

2001	Audio/ROM replication/ duplication	Home Video replication/ duplication	Other	Total
Revenue from external customers	$ 71,321	$ 100,998	$ 11,884	$ 184,203
Earnings before interest expense, investment income, and income taxes	402	1,849	(1,672)	579
Total assets	288,676	422,779	47,961	759,416
Amortization of capital assets and goodwill	5,807	8,922	1,215	15,944
Capital expenditures	6,514	12,493	1,455	20,462

(unaudited, stated in thousands of Canadian dollars)

Geographic segments: Three months ended March 31, 2002 and 2001

2002	Canada	United States	France	Other	Total
Revenue from external customers	**$ 32,855**	**$ 98,749**	**$ 26,395**	**$ 23,434**	**$ 181,433**
Capital assets and goodwill	**62,769**	**200,009**	**40,642**	**8,788**	**312,208**

2001	Canada	United States	France	Other	Total
Revenue from external customers	$ 32,355	$ 94,350	$ 30,857	$ 26,641	$ 184,203
Capital assets and goodwill	73,733	217,763	29,958	20,950	342,404

CINRAM INTERNATIONAL INC.

CORPORATE HEAD OFFICE
2255 Markham Road
Toronto, Ontario, Canada M1B 2W3
Telephone (416) 298-8190
Fax (416) 298-0612
www.cinram.com